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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

eTelecare Global Solutions, Inc.
(Name of Subject Company (Issuer))

Ayala Corporation Azalea International Venture Partners Limited LiveIt Investments Limited NewBridge International Investment Ltd.	PEP VI International Ltd. Providence Equity GP VI International L.P. Providence Equity Partners VI International L.P.
EGS Luxco S.àr.l. EGS Dutchco B.V. EGS Corp. EGS Acquisition Corp. EGS Acquisition Co LLC
(Names of Filing Persons (Offeror))

Common Shares and
American Depositary Shares (each representing one Common Share)
(Title of Class of Securities)

CUSIP No. 29759R102
(CUSIP Number of Class of Securities)

Fred J. Franklin c/o Providence Equity Partners Inc. 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903 USA (401) 751-0536	Alfredo I. Ayala c/o Ayala Corporation 32/F Tower One & Exchange Plaza, Ayala Avenue Makati City, Metro Manila, Philippines 1226 +63 (2) 916-5670
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

COPY TO:

Akiko Mikumo Peter Feist Weil, Gotshal & Manges LLP 29/F, Gloucester Tower, The Landmark 15 Queen's Road Central Hong Kong Telephone: +852 3476-9000 Fax: +852 3015-9354	John K. Knight Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 USA Telephone: (212) 450-4000 Fax: (212) 450-3597	Maria Teresa D. Mercado-Ferrer SyCip Salazar Hernandez & Gatmaitan SSHG Law Centre, 105 Paseo de Roxas Makati City 1226 Philippines Telephone: +63 (2) 817-9811 Fax: +63 (2) 817-3896

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$266,816,151	$10,486
*
Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding common shares, par value PhP2.00 per share ("Common Shares"), and American Depository Shares, each representing one Common Share ("ADSs" and together with Common Shares, the "Shares") of eTelecare Global Solutions, Inc., a Philippine corporation (the "Company"), at a purchase price of $9.00 per share (the "Offer Price"). As of December 10, 2008, there were: (i) 29,646,239 Common Shares outstanding (which includes 10,557,821 Common Shares underlying ADSs) and (ii) 10,557,821 ADSs outstanding. The calculation of the transaction valuation assumes the purchase of 29,646,239 Shares.

**
The filing fee was calculated in accordance with Rule 0-11 under the United States Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00003930.

          ☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,486
Filing Parties: Ayala Corporation; Azalea International Venture
Partners Limited; LiveIt Investments Limited;
NewBridge International Investment Ltd.;
PEP VI International Ltd.; Providence Equity GP VI International L.P.;
Providence Equity Partners VI International L.P.; EGS Acquisition Co. LLC;
EGS Luxco S.àr.l.; EGS Dutchco B.V.; EGS Corp.; EGS Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: November 10, 2008

          ☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1. ☐ Issuer tender offer subject to Rule 13e-4.	☒ going-private transaction subject to Rule 13e-3. ☒ amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This Amendment No. 3 ("Amendment No. 3") filed under cover of Schedule TO and Schedule 13E-3 amends and supplements the Tender Offer Statement, Rule 13E-3 Transaction Statement and Amendment No. 4 to Schedule 13D originally filed under cover of Schedule TO (which collectively constitutes the "Schedule TO") with the United States Securities and Exchange Commission (the "United States SEC") on November 10, 2008, as each was amended by Amendment No. 1 thereto filed on November 25, 2008 and Amendment No. 2 thereto filed on December 9, 2008, by (1) EGS Acquisition Co LLC, a Delaware limited liability company (the "Purchaser"); (2) EGS Luxco S.àr.l, a Luxembourg limited liability company and wholly-owned direct subsidiary of Providence VI (as defined below) ("Luxco"); (3) EGS Dutchco B.V., a Dutch private company with limited liability and wholly-owned direct subsidiary of Luxco ("Dutchco"); (4) EGS Corp., a Philippine corporation jointly owned by NewBridge (as defined below) and Dutchco ("Philippine Topco"); (5) EGS Acquisition Corp., a Philippine corporation and wholly-owned subsidiary of Philippine Topco ("Philippine Purchaser"); (6) Ayala Corporation, a Philippine corporation ("Ayala"); (7) Azalea International Venture Partners Limited, a British Virgin Islands company and direct subsidiary of Ayala ("Azalea"); (8) LiveIt Investments Limited, a British Virgin Islands company and direct subsidiary of Azalea ("LiveIt"); (9) NewBridge International Investment Ltd., a British Virgin Islands company and a direct subsidiary of LiveIt ("NewBridge" and, together with Philippine Topco, Ayala, Azalea and LiveIt, the "Ayala Entities"); (10) Providence Equity Partners VI International L.P., an exempted limited partnership registered in the Cayman Islands ("Providence VI"); (11) Providence Equity GP VI International L.P., an exempted limited partnership registered in the Cayman Islands, and sole general partner of Providence VI ("Providence GP"); and (12) PEP VI International Ltd., an exempted company incorporated in the Cayman Islands with limited liability, and sole general partner of Providence GP ("PEP VI" and, together with Luxco, Dutchco, Philippine Topco, Providence GP and Providence VI, the "Providence Entities," and collectively, the Purchaser, the Philippine Purchaser, the Ayala Entities and the Providence Entities constitute the "Filing Persons").

        All capitalized terms used in this Amendment No. 3 which are undefined shall have the meanings ascribed to them in the Schedule TO and the Offer to Purchase filed as an exhibit thereto.

        The Offer expired, as scheduled, at 2:00 p.m. Philippines time, 1:00 a.m. New York City time, on Thursday, December 11, 2008. All the Common Shares and ADSs validly tendered in the Offer have been accepted for purchase by the Purchaser. A press release announcing the completion of the Offer and the approximate number of Common Shares and ADSs validly tendered and accepted for purchase was issued on December 11, 2008, a copy of which is filed as an exhibit to this Amendment No. 3 and incorporated herein by reference.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(1)(P)	Press Release, dated December 11, 2008.

CUSIP No. 29759R102	Page 1 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). EGS Acquisition Co LLC (IRS Identification No.: 26-3388620)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable				☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 29759R102	Page 2 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Providence Equity Partners VI International L.P. (IRS Identification No.: 20-8419018)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 29,285,646 Shares (including both Common Shares and American Depositary Shares)*
Person
With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 29,285,646 Shares (including both Common Shares and American Depositary Shares)*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,285,646 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable		☐

13.	Percent of Class Represented by Amount in Row (11) 98.7%

14.	Type of Reporting Person (See Instructions) HC

*
Represents the number of Shares accepted for purchase by EGS Acquisition Corp. pursuant to the Offer.

CUSIP No. 29759R102	Page 3 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Providence Equity GP VI International L.P. (IRS Identification No.: 20-8418961)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 29,285,646 Shares (including both Common Shares and American Depositary Shares)*
Person
With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 29,285,646 Shares (including both Common Shares and American Depositary Shares)*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,285,646 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable		☐

13.	Percent of Class Represented by Amount in Row (11) 98.7%

14.	Type of Reporting Person (See Instructions) HC

*
Represents the number of Shares accepted for purchase by EGS Acquisition Corp. pursuant to the Offer.

v

CUSIP No. 29759R102	Page 4 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PEP VI International Ltd. (IRS Identification No.: 20-8418823)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 29,285,646 Shares (including both Common Shares and American Depositary Shares)*
Person
With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 29,285,646 Shares (including both Common Shares and American Depositary Shares)*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,285,646 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable		☐

13.	Percent of Class Represented by Amount in Row (11) 98.7%

14.	Type of Reporting Person (See Instructions) HC (control person)

*
Represents the number of Shares accepted for purchase by EGS Acquisition Corp. pursuant to the Offer.

CUSIP No. 29759R102	Page 5 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ayala Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Republic of the Philippines

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 29,285,646 Shares (including both Common Shares and American Depositary Shares)*
Person
With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 29,285,646 Shares (including both Common Shares and American Depositary Shares)*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,285,646 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable		☐

13.	Percent of Class Represented by Amount in Row (11) 98.7%

14.	Type of Reporting Person (See Instructions) HC (Control Person)

*
Represents the number of Shares accepted for purchase by EGS Acquisition Corp. pursuant to the Offer.

CUSIP No. 29759R102	Page 6 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Azalea International Venture Partners Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 29,285,646 Shares (including both Common Shares and American Depositary Shares)*
Person
With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 29,285,646 Shares (including both Common Shares and American Depositary Shares)*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,285,646 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable		☐

13.	Percent of Class Represented by Amount in Row (11) 98.7%

14.	Type of Reporting Person (See Instructions) HC

*
Represents the number of Shares accepted for purchase by EGS Acquisition Corp. pursuant to the Offer.

CUSIP No. 29759R102	Page 7 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LiveIt Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 29,285,646 Shares (including both Common Shares and American Depositary Shares)*
Person
With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 29,285,646 Shares (including both Common Shares and American Depositary Shares)*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,285,646 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable		☐

13.	Percent of Class Represented by Amount in Row (11) 98.7%

14.	Type of Reporting Person (See Instructions) HC

*
Represents the number of Shares accepted for purchase by EGS Acquisition Corp. pursuant to the Offer.

CUSIP No. 29759R102	Page 8 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). NewBridge International Investment Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 29,285,646 Shares (including both Common Shares and American Depositary Shares)*
Person
With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 29,285,646 Shares (including both Common Shares and American Depositary Shares)*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,285,646 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable		☐

13.	Percent of Class Represented by Amount in Row (11) 98.7%

14.	Type of Reporting Person (See Instructions) HC

*
Represents the number of Shares accepted for purchase by EGS Acquisition Corp. pursuant to the Offer.

x

CUSIP No. 29759R102	Page 9 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). EGS Luxco S.àr.l.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Luxembourg

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 29,285,646 Shares (including both Common Shares and American Depositary Shares)*
Person
With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 29,285,646 Shares (including both Common Shares and American Depositary Shares)*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,285,646 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable		☐

13.	Percent of Class Represented by Amount in Row (11) 98.7%

14.	Type of Reporting Person (See Instructions) HC

*
Represents the number of Shares accepted for purchase by EGS Acquisition Corp. pursuant to the Offer.

CUSIP No. 29759R102	Page 10 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). EGS Dutchco B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 29,285,646 Shares (including both Common Shares and American Depositary Shares)*
Person
With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 29,285,646 Shares (including both Common Shares and American Depositary Shares)*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,285,646 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable		☐

13.	Percent of Class Represented by Amount in Row (11) 98.7%

14.	Type of Reporting Person (See Instructions) HC

*
Represents the number of Shares accepted for purchase by EGS Acquisition Corp. pursuant to the Offer.

CUSIP No. 29759R102	Page 11 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). EGS Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Philippines

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 29,285,646 Shares (including both Common Shares and American Depositary Shares)*
Person
With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 29,285,646 Shares (including both Common Shares and American Depositary Shares)*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,285,646 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable		☐

13.	Percent of Class Represented by Amount in Row (11) 98.7%

14.	Type of Reporting Person (See Instructions) HC

*
Represents the number of Shares accepted for purchase by EGS Acquisition Corp. pursuant to the Offer.

CUSIP No. 29759R102	Page 12 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). EGS Acquisition Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Philippines

Number of Shares Beneficially		7.	Sole Voting Power 29,285,646 Shares (including both Common Shares and American Depositary Shares)*
Owned by
Each Reporting		8.	Shared Voting Power
Person
With		9.	Sole Dispositive Power 29,285,646 Shares (including both Common Shares and American Depositary Shares)*

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,285,646 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable				☐

13.	Percent of Class Represented by Amount in Row (11) 98.7%

14.	Type of Reporting Person (See Instructions) HC

*
Represents the number of Shares accepted for purchase by EGS Acquisition Corp. pursuant to the Offer.

 SIGNATURES

        After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2008

EGS ACQUISITION CO LLC
/s/ R. DAVIS NOELL Name: R. Davis Noell Title: Vice President
/s/ SOLOMON M. HERMOSURA Name: Solomon M. Hermosura Title: Vice President

AYALA CORPORATION
/s/ RENATO O. MARZAN Name: Renato O. Marzan Title: Managing Director

AZALEA INTERNATIONAL VENTURE PARTNERS LIMITED
/s/ RENATO O. MARZAN Name: Renato O. Marzan Title: Company Secretary

LIVEIT INVESTMENTS LIMITED
/s/ ALFREDO I. AYALA Name: Alfredo I. Ayala Title: Chief Executive Officer

NEWBRIDGE INTERNATIONAL INVESTMENT LTD.
/s/ ALFREDO I. AYALA Name: Alfredo I. Ayala Title: Chairman

PROVIDENCE EQUITY PARTNERS VI INTERNATIONAL L.P.
By: Providence Equity GP VI International L.P., its sole general partner
By: PEP VI International Ltd., its sole general partner
/s/ RAYMOND M. MATHIEU Name: Raymond M. Mathieu Title: Treasurer and Secretary

PROVIDENCE EQUITY GP VI INTERNATIONAL L.P.
By: PEP VI International Ltd., its sole general partner
/s/ RAYMOND M. MATHIEU Name: Raymond M. Mathieu Title: Treasurer and Secretary

PEP VI INTERNATIONAL LTD.
/s/ RAYMOND M. MATHIEU Name: Raymond M. Mathieu Title: Treasurer and Secretary

EGS LUXCO S.ÀR.L.
/s/ RAYMOND M. MATHIEU Name: Raymond M. Mathieu Title: Manager and Chief Financial Officer

EGS DUTCHCO B.V.
/s/ RAYMOND M. MATHIEU Name: Raymond M. Mathieu Title: Director

EGS CORP.
/s/ ALFREDO I. AYALA Name: Alfredo I. Ayala Title: Director and President

EGS ACQUISITION CORP.
/s/ ALFREDO I. AYALA Name: Alfredo I. Ayala Title: Director and President

 EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)+^	Offer to Purchase, dated November 10, 2008.
(a)(1)(B)^	Form of Application to Sell Common Shares.
(a)(1)(C)^	Form of Letter to PSE Brokers for Holders of Common Shares.
(a)(1)(D)^	Form of Letter to Holders of Common Shares.
(a)(1)(E)+	Form of ADS Letter of Transmittal including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
(a)(1)(F)+	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for Holders of ADSs.
(a)(1)(G)+	Form of Letter to Clients Regarding Holders of ADSs.
(a)(1)(H)	Form of Newspaper Advertisement, to be published in the The Wall Street Journal on November 10, 2008.
(a)(1)(I)	Form of Newspaper Advertisement, to be published in the Philippine Daily Inquirer and Philippine Star on November 10, 2008, November 11, 2008 and November 12, 2008.
(a)(1)(J)	Press Release, dated November 10, 2008.
(a)(1)(K)*	Joint Press Release, dated September 19, 2008.
(a)(1)(L)**	Press Release, dated September 22, 2008.
(a)(1)(M)***	Intention to Commence the Offer Announcement, dated November 7, 2008, as published in the Philippine Daily Inquirer and Philippine Star on November 7, 2008.
(a)(1)(N)^	Philippine SEC Form 19-1 and Exhibits.
(a)(1)(O)++	Amendment to Philippine SEC Form 19-1 and Exhibits.
(a)(1)(P)^^^^	Press Release, dated December 11, 2008
(b)	Not applicable.
(c)	Letter from Financial Advisor to the Philippine SEC regarding Purchaser, dated November 10, 2008.
(d)(1)
Acquisition Agreement by and between the Company and the Purchaser, dated as of September 19, 2008 (filed as Exhibit 2.1 attached to the Company's Current Report on Form 8-K filed with the United States SEC on September 23, 2008 with the United States SEC, and incorporated herein by reference).
(d)(2)****	First Amendment to Acquisition Agreement by and between the Company and the Purchaser, dated as of November 9, 2008.
(d)(3)
Support Agreement by and between NewBridge and the Purchaser, dated as of September 19, 2008 (filed as Exhibit 99.2 of the Company's Current Report on Form 8-K filed with the United States SEC on September 23, 2008, and incorporated herein by reference).

Exhibit	Exhibit Name
(d)(4)	Form of Support Agreement by and between the other stockholders and the Purchaser, dated as of September 19, 2008 (filed as Exhibit 99.1 of the Company's Current Report on Form 8-K filed with the United States SEC on September 23, 2008, and incorporated herein by reference).
(d)(5)
Equity Commitment Letter of Providence Equity Partners VI International L.P., dated September 19, 2008 (filed as Exhibit D to the Schedule 13D filed by the Purchaser with the United States SEC on September 29, 2008, and incorporated herein by reference).
(d)(6)
Equity Commitment Letter of NewBridge International Investment Ltd., dated September 19, 2008 (filed as Exhibit 7.02 to the Schedule 13D filed by Ayala with the United States SEC on September 22, 2008, and incorporated herein by reference).
(d)(7)*****	Joint Filing Agreement dated November 25, 2008.
(d)(8) ^^	Designation Agreement between EGS Acquisition Co LLC and EGS Acquisition Corp. dated as of December 8, 2008.
(d)(9) ^^^	Joint Filing Agreement dated as of December 9, 2008.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
*	Previously filed with the United States SEC on the Schedule TO-C filed by the Purchaser on September 19, 2008.
**	Previously filed with the United States SEC on the Schedule TO-C filed by the Purchaser on September 22, 2008.
***	Previously filed with the United States SEC on the Schedule TO-C filed by the Purchaser on November 7, 2008.
****	Previously filed with the United States SEC on the Schedule TO filed by the Purchaser on November 10, 2008.
*****	Previously filed with the United States SEC on the Schedule TO filed by the Purchaser on November 25, 2008.
+	Indicates information mailed to holders of ADSs.
^	Indicates information mailed to holders of Common Shares.
^^	Previously filed with the United States SEC on the Schedule TO filed by the Purchaser on December 8, 2008.
^^^	Previously filed with the United States SEC on the Schedule TO filed by the Purchaser on December 9, 2008.
++	Previously filed with the United States SEC on the Schedule TO filed by the Purchaser on December 10, 2008.
^^^^	Filed Herewith.

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  Item 12. Exhibits.
SIGNATURES
EXHIBIT INDEX